UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 29, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

INFORMATION FILED WITH THIS REPORT

Exhibits:

99.1	News Release, Atna Resources reports first quarter 2008 results, dated May 29, 2008
99.2	Interim consolidated financial statements for the three-months and period ended March 31, 2008
99.3	Management discussion and analysis for the three-months ended March 31, 2008
99.4	Form 52-109F2 – Certification of interim filings - CEO
99.5	Form 52-109F2 – Certification of interim filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: May 29, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number:	Description

99.1	News Release, Atna Resources reports first quarter 2008 results, dated May 29, 2008
99.2	Interim consolidated financial statements for the three-months and period ended March 31, 2008
99.3	Management discussion and analysis for the three-months ended March 31, 2008
99.4	Form 52-109F2 – Certification of interim filings - CEO
99.5	Form 52-109F2 – Certification of interim filings - CFO